XINYUAN REAL ESTATE CO., LTD.

27/F China Central Place, Tower II

79 Jianguo Road

Chaoyang District

Beijing 100025

People’s Republic of China

October 29, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 7010

Re:	Xinyuan Real Estate Co., Ltd. (the “Company”)
Registration Statement on Form F-3 (No. 333-160518)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (the “Form F-3 Registration Statement”) so that it will become effective at 4:00 p.m., New York City Time, on October 30, 2009 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney of the Company’s US counsel, Baker & McKenzie LLP.

In connection with our submission of this request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Xinyuan Real Estate Co., Ltd.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer